UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934



                           ALLIED HEALTHCARE PRODUCTS, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                                     Common Stock
          _________________________________________________________________
                            (Title of Class of Securities


                                      019222108
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    JULY 29, 1999
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.


          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

          CUSIP NO. 019222018

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               The Cameron Baird Foundation

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       205,900
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              205,900

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               205,900

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.637%

          14.  TYPE OF REPORTING PERSON*

               OO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

          CUSIP NO. 019222018

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Aries Hill Corp.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       50,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              50,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               50,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.640%

          14.  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

          CUSIP NO. 019222108

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Bruce C. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       100,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              100,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               100,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.281%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

          CUSIP NO. 019222108

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Brent D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       60,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              60,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               60,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.769%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ITEM 1.   SECURITY AND ISSUER.

                (a) Title and Class of Security:

                    Allied Healthcare Products, Inc. (the "Issuer") Shares of Common Stock ("the Shares")

                (b) Name of Issuer and Address of Issuer's Principal Executive
                    Offices:

                    Allied Healthcare Products, Inc.
                    1720 Sublette Ave.
                    St. Louis, MO  63110


          ITEM 2.   IDENTITY AND BACKGROUND.

          (1)       THE CAMERON BAIRD FOUNDATION

          State of organization:    New York (created by a Deed of Trust)

          Principal Business:       a charitable private foundation

          Address:   Box 564
                     Hamburg, New York 14075

          Trustees:  Jane D. Baird, Chairman
                     Brenda B. Senturia
                     Bruce C. Baird
                     Bridget B. Baird
                     Brian D. Baird

          Information on Individual Trustees pursuant to Instruction C:

                    (a) Jane D. Baird
                    (b) 8877 Jennings Road, Eden, New York 14057
                    (c) Homemaker
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Brenda B. Senturia
                    (b) 3519 East Spruce Street, Seattle, Washington 98122
                    (c) Homemaker
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Bruce C. Baird
                    (b) 331 Lincoln Parkway, Buffalo, New York 14216
                    (c) President, Belmont Management Co., Inc.
                        215 Broadway, Buffalo, New York 14204
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Bridget B. Baird
                    (b) 28 Old Mill Road, Quaker Hill, Connecticut 06375
                    (c) Professor, Connecticut College, New London,
                        Connecticut
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Brian D. Baird
                    (b) 300 Woodbridge Avenue, Buffalo, New York 14214
                    (c) Attorney at Law, Kavinoky & Cook, 120 Delaware
                        Avenue, Buffalo, New York 14202
                    (d) No
                    (e) No
                    (f) U.S.A.


          (2)  ARIES HILL CORP.

          State of organization:  New York

          Principal Business:     Private holding company

          Address:       1350 One M&T Plaza, Buffalo, N.Y. 14203

          Shareholders:  Various members of the Baird family.  No individual family member has a controlling interest.

          Directors:     Brent D. Baird, Bruce C. Baird, Brian D. Baird

          Officers:      Brent D. Baird - President;
                         Bruce C. Baird - Vice President;
                         Brian D. Baird - Secretary and Treasurer

          Information on Individual Directors and Officers pursuant to Instruction C:

                    (a) Brent D. Baird
                    (b) 17 Tudor Place, Buffalo, New York 14222
                    (c) Private Investor,
                        1350 One M&T Plaza, Buffalo, New York 14203
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Bruce C. Baird
                    (b) 331 Lincoln Parkway, Buffalo, New York 14216
                    (c) President, Belmont Management Co., Inc.
                        215 Broadway, Buffalo, New York 14204
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Brian D. Baird
                    (b) 300 Woodbridge Avenue, Buffalo, New York 14214
                    (c) Attorney, Kavinoky & Cook
                        120 Delaware Avenue, Buffalo, New York 14202
                    (d) No
                    (e) No
                    (f) U.S.A.

          (3)  BRUCE C. BAIRD

                    (a) Bruce C. Baird
                    (b) 331 Lincoln Parkway, Buffalo, New York 14216
                    (c) President, Belmont Management Co., Inc.
                        215 Broadway, Buffalo, New York 14204
                    (d) No
                    (e) No
                    (f) U.S.A.


          (4)  BRENT D. BAIRD

                    (a) Brent D. Baird
                    (b) 17 Tudor Place, Buffalo, New York 14222
                    (c) Private Investor,
                        1350 One M&T Plaza, Buffalo, New York 14203
                    (d) No
                    (e) No
                    (f) U.S.A.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          The sources of funds used for the purchases of Shares by The Cameron Baird Foundation and Aries Hill Corp. were the Reporting Person's respective working capital. The sources of funds used for the purchases of Shares by Bruce C. Baird and Brent D. Baird were the Reporting Person's respective personal funds. The Reporting Persons did not borrow any funds to acquire the Shares. The amounts of funds paid for the Shares by the Reporting Persons are as follows:

           The Cameron Baird
              Foundation           $   665,086
           Aries Hill Corp.        $    95,734
           Bruce C. Baird          $   251,562 (commissions not included)
           Brent D. Baird          $   123,625 (commissions not included)

          ITEM 4.  PURPOSE OF TRANSACTION.

          The Shares have been acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to continue to evaluate their investment in the Shares. The Reporting Persons may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon their evaluation of their investment, upon the amounts and prices of available Shares, and upon other relevant circumstances.

          On April 1, 1999, one of the Reporting Persons, Brent D. Baird, was named a director of the Issuer.

          The Reporting Persons have no present plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (d) Any material change in the present capitalization or dividend policy of the Issuer;

          (e) Any other material change in the Issuer's business or corporate structure;

          (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i) Any action similar to any of those enumerated above.


          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 415,900 Shares of the Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)


          The Cameron Baird                    205,900           2.637%
          Foundation

          Aries Hill Corp.                      50,000           0.640%

          Bruce C. Baird                       100,000 (2)       1.281%

          Brent D. Baird                        60,000 (3)       0.769%
                                                ______           ______
          TOTAL                                415,900           5.327%



             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 7,806,682 Shares. In the Issuer's Form 10-Q for the quarter ended March 31, 1999, the Issuer reported that the number of Shares outstanding as of April 26, 1999 is 7,806,682 Shares.

             (2) 50,000 of such Shares are held by Bruce C. Baird individually and 50,000 of such Shares are held by Bruce C. Baird's Individual Retirement Account.

             (3) 50,000 of such Shares are held by Brent D. Baird individually and 10,000 of such Shares are held by Brent D. Baird's retirement plan.

          (b) The Reporting Persons have sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:


                                                  Price/Share
                                                  (in Dollars
                                                  Commissions
           Purchase In The            Number of   not           Transaction Made
               Name Of      Date      Shares      included)         Through

          Aries Hill Corp.  7/29/99    10,000     1.96875      Fahnestock & Co.
                            7/29/99    10,000     2.0          Fahnestock & Co.

          Brent D. Baird,   7/29/99    10,000     1.96875      Fahnestock & Co.
          individually      7/29/99    10,000     2.0          Fahnestock & Co.




          (d) Not applicable

          (e) Not applicable

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    not applicable

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 5th day of August, 1999.


          The Cameron Baird Foundation


          By: s/Brian D. Baird
             Brian D. Baird, Trustee


          Aries Hill Corp.


          By: s/Brian D. Baird
             Brian D. Baird, Secretary


          s/Bruce C. Baird
            Bruce C. Baird


          s/Brent D. Baird
            Brent D. Baird